                                                                 Exhibit (a)(10)

     The following table is being filed as an exhibit to correct in advertent errors that appear in Section 41 (Information Concerning Extreme Networks) of the Offer to Exchange.


                                                                   FISCAL YEAR ENDED JULY 1,
                                                                    2000             2001
Consolidated Statement Of Operations Data:                     (IN THOUSANDS, EXCEPT PER SHARE)

Net revenues                                                   $   261,956        $    491,232
Operating income (loss)                                             16,254            (101,893)
Net income (loss)                                              $    20,048        $    (68,883)
                                                               -----------        ------------
Net income (loss) per share:

Basic                                                          $      0.20        $     (0.64)
                                                               -----------        ------------

Diluted                                                        $      0.18        $     (0.64)
                                                               -----------        ------------
Shares used in computing net income (loss) per share :

Basic                                                              100,516             108,353
                                                               -----------        ------------

Diluted                                                            111,168             108,353
                                                               -----------        ------------

Consolidated Balance Sheet Data
Cash, cash equivalents and short-term investments               $  183,361        $    157,096
Working capital                                                    205,881             211,432
Total assets                                                       515,930             688,357
Total long-term liabilities                                            306                 266
Total stockholders' equity                                         419,021             548,762
Current assets                                                     302,484             350,761
Non-current assets                                                 213,446             337,596
Current liabilities                                                 96,603             139,329
Non-current liabilities                                                306                 266
Ratio of earnings to fixed charges (1)                               10.6x                  --(2)
Book value                                                            3.93                4.81

         (1) For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of consolidated income (loss) before income taxes plus fixed charged and (ii) fixed charges consist of interest expense incurred that is deemed by the Company to be representative of the interest factor.

         (2)  Earnings were inadequate to cover fixed charges.